300 North LaSalle Street
Chicago, Illinois 60654

James J. Antonopoulos 312-862-2430 james.antonopoulos@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

January 22, 2016

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Hsu Michelle Stasny

Re:	World Omni Auto Receivables LLC Registration Statement on Form SF-3 Originally Filed November 2, 2015 File No. 333-207756

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Receivables LLC (the “Depositor”) in response to the letter dated January 5, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement and the filing of Amendment No. 2 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Underwriting, page 30

1.	We note your disclosure on page 31 that “all of World Omni Financial Corp.’s credit decisions are based on objective factors” and “World Omni Financial Corp. does not consider any approved applications to constitute exceptions to its underwriting criteria.” This sentence seems inconsistent with the paragraph directly preceding it, where you disclose that an associate will approve or deny certain applications based on their strengths and weaknesses. Please revise your disclosure to clarify how the underwriting process works and how these statements are consistent. Please also revise your disclosure to include the objective factors World Omni Financial Corp. uses in making its credit decisions.

Beijing Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

U.S. Securities and Exchange Commission Division of Corporation Finance January 22, 2016 Page 2

Response: We have revised our disclosure to clarify how the underwriting process works and to include the objective factors World Omni Financial Corp. uses in making its credit decisions.

Description of the Trust Documents

Sale and Assignment of Receivables, page 61

2.	We note your newly added disclosure regarding the notice requirements—for example, that the repurchase request must identify each receivable that is the subject of the request and the specific representation and warranty breached. Please clarify what information noteholders will be provided relating to an alleged breach of representation or warranty in order to make a sufficient notice. For example, we note that you do not indicate whether the Form 10-D information containing a summary of the Asset Representations report will include receivable-level information or aggregated data.

Response: We have revised the disclosure to eliminate the requirement that any repurchase request identify the receivable to be repurchased and the representations and warranties allegedly breached and instead require that a repurchase request provide sufficient detail so that World Omni Financial Corp. can reasonably investigate the allegation. We have also revised the disclosure under the heading “Description of the Trust Documents—Asset Representations Review—Review Report” to disclose our intention to include a receivable-level description of each test identified in the asset representations reviewer’s report as having failed in the Form 10-D for the collection period in which such report was provided. We believe that a repurchase request that includes the information that will be provided in the summary of the asset representations reviewer’s report that is included in the Form 10-D will make a sufficient notice. Investors will also be informed of the status of the repurchase request pursuant to a Form ABS-15G that will be filed with the Commission as described under “Description of the Trust Documents—Sale and Assignment of Receivables—Representations and Warranties and Repurchases Upon Breach”, which will be publicly available to investors.

U.S. Securities and Exchange Commission Division of Corporation Finance January 22, 2016 Page 3

Dispute Resolution for Repurchase Requests, page 64

3.	We note your revisions to the disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration. We disagree with your response to prior comment 16. Please make sure your transaction documents (e.g., Section 3.02(c) of Exhibit 4.1) also provide consistent disclosure.

Response: We have revised the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue in court by selecting binding arbitration. We have revised the form of Sale and Servicing Agreement to provide consistent disclosure.

Forward-Looking Statements, page 103

4.	We note your response to prior comment 22. Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

Response: We have revised the last sentence under this heading to note that we will update forward-looking statements as required by applicable laws.

U.S. Securities and Exchange Commission Division of Corporation Finance January 22, 2016 Page 4

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2430.

Sincerely,

/s/ James J. Antonopoulos_______

James J. Antonopoulos

cc:           Daniel M. Chait, World Omni Auto Receivables LLC

Eric M. Gebhard, World Omni Auto Receivables LLC

Peter J. Sheptak, Esq., World Omni Auto Receivables LLC

Jeffrey S. O’Connor, P.C., Kirkland & Ellis LLP